UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For November 18, 2002

IUSACELL GROUP, INC.

(Translation of registrant’s name into English)

Prol. Paseo de la Reforma 1236
Col. Santa Fe, Deleg. Cuajimalpa
05438, Mexico D.F.

(Address of principal executive office)

Indicate by check mark whether the registrant files or will fill annual reports under cover of Form 20-F or Form 40-F:
Form 20-F [X]   Form 40-F [   ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities and Exchange Act of 1934.   Yes [X]   No [   ]

Mexico City, November 18, 2002 - Grupo Iusacell, S.A. de C.V. [BMV: CEL, NYSE: CEL] today announced that it has retained Morgan Stanley and Co. Incorporated (Morgan Stanley) as a financial advisor. Morgan Stanley will advise the Company on various debt restructuring alternatives.

The Company will communicate further information when more specific data becomes available.

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Grupo Iusacell, S.A. de C.V. (Iusacell, NYSE: CEL; BMV: CEL) is a wireless cellular and PCS service provider in seven of Mexico’s nine regions, including Mexico City, Guadalajara, Monterrey, Tijuana, Acapulco, Puebla, León and Mérida. The Company’s service regions encompass a total of approximately 91 million POPs, representing approximately 90% of the country’s total population. Iusacell is under the management and operating control of subsidiaries of Verizon Communications Inc. (NYSE: VZ).

Documents Furnished By the Registrant

1.	Press Release of the Registrant dated November 18, 2002

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

GRUPO IUSACELL, S.A. DE C.V.

Date: November 18, 2002	/s/ RUSSELL A. OLSON

Name: Russell A. Olson
Title: Executive Vice President and Chief Financial Officer